SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 4, 2005, announcing a new agreement which further strengthens its strategic partnership with IBM by maximizing value of global PLM solutions.

Dassault Systèmes and IBM to Provide Added-Value
Services Response to Customers’ Challenges
in Fast-Growing PLM Market

New agreement further strengthens IBM-Dassault Systèmes strategic partnership by maximizing value of global PLM solutions

Paris, France, October 4, 2005 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the signing of a teaming agreement in Services around Product Lifecycle Management (PLM) designed to help customers accelerate their On-Demand business transformations, of which PLM is a key component. Clients will benefit from the combination of IBM’s consulting and project management skills and Dassault Systèmes software technology and technical expertise, bringing an opportunity for maximization of return-on-investment (ROI) unequalled in the marketplace today.

IBM and Dassault Systèmes have reached a breakthrough in their highly successful partnership, which has been constantly evolving for nearly 25 years. The agreement between IBM Global Service Business Consulting Group (IBM IGS BCS) and Dassault Systèmes Services reinforces the companies’ strategic partnership and will enable the partners to accelerate their market growth in a quickly growing global PLM market, which is forecast to grow 8% by 2009 to $25 billion in investments.

According to the teaming agreement, each partner will leverage its individual strengths to set up a go-to-market model, providing leading-edge answers for customers looking to maximize ROI through broad, open and value-added PLM solutions and services. A clear division of responsibility between the partners will see DS – world leader in PLM solutions technology – focus on supporting IBM on ‘first-of-a-kind’ projects, breaking new ground in innovative technology that can be later deployed to a larger set of customers. IBM IGC BCS – the world’s largest consulting services organization – will provide consulting services to ensure successful deployment of PLM projects, based on the V5 portfolio of PLM solutions (CATIA, ENOVIA, DELMIA and SMARTEAM), PLM best practices, and intellectual property from both IBM and Dassault Systèmes.

“With this agreement, we are moving a step forward, providing our client with increased value through a ‘combined solution offering’ approach based on both organizations’ PLM experience and intellectual property,” notes Rory Read, Managing Partner, Global Industrial Sector, IBM IGS BCS. “This new level of teaming will enable our clients to even more effectively realize the full value of PLM and to capitalize on IBM and Dassault Systèmes’ extensive software and services experience.”

“This agreement will enable IBM and DS to focus on and share their greatest strengths,” says Bruno Latchague, Executive Vice President, Dassault Systèmes. “DS will benefit by leveraging the core business operation and reach of IBM Global Services, the world’s leading service organization, and embedding IGS’s knowledge of business transformation, change management, and systems integration into a powerful model for PLM value creation, while IBM will gain from Dassault Systèmes Services’ proven skills.”

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. With more than 60,000 consultants and professional staff, along with a network of partners, operating in over 160 countries, IBM Business Consulting Services is the world’s largest consulting services organization. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com Seena Peck (Americas) + 212-745-2633 speck@us.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 5, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration